UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 12 2002
WASH. DC SECTION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002


02045757

QUEENSTAKE RESOURCES LTD.

712C 12th Street, New Westminster, B.C. V3M 4J6
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☒ Form 40 F ☐

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☒ No ☐

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-565 (20-F Registration Commission File Number: 0-24096)

DOCUMENTS FILED: **Press release NR2002-7**

DESCRIPTION: **Sale of Taparko Interest nets Queenstake $1.2 million**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date July 2, 2002

By ______________________
(Signature)

Doris Meyer, Corporate Secretary, CFO
Queenstake Resources Ltd.

CRGA



NEWS RELEASE

News Release 2002-7 **July 2, 2002**
TSE – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

SALE OF TAPARKO INTEREST NETS QUEENSTAKE $1.2 MILLION

Queenstake Resources Ltd. (QRL-TSX) is pleased to report the early exercise of an option to buy Queenstake's interest in the Taparko, Burkina Faso project effective on July 15, 2002 for $1.2 million.

In February 2001Queenstake completed the acquisition of Incanore Gold Mines Ltd. and its mineral projects in Burkina Faso, of which the most significant asset is an 18.5% interest in the Taparko project. The Company's partner, High River Gold Mines Ltd., has an option to purchase the Company's interest for $1.4 million until February 26, 2004. The Company accepted a discounted price of $1.2 million on July 15, 2002 rather than $1.4 million on February 26, 2004, subject to respective board and regulatory approval and closing documentation.

The funds will be used for general corporate purposes.

For further information call:
Chris Davie, President and Chief Executive Officer – 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566
email – info@queenstake.com web – www.queenstake.com


T S E
Q R L

Suite 2940, 999 Eighteenth Street
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com